SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Accolade, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00437E102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 00437E102	13 G	Page 2 of 12

1	NAME OF REPORTING PERSONS Andreessen Horowitz Fund IV, L.P. (“AH IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,619,088 shares, for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P. (“AH IV-A”), Andreessen Horowitz Fund IV-B, L.P. (“AH IV-B”) and Andreessen Horowitz Fund IV-Q, L.P. (“AH IV-Q”), except that AH Equity Partners IV, L.L.C. (“AH Equity IV”), the general partner of AH IV, may be deemed to have sole power to vote these shares, and Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”), the managing members of AH Equity IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,619,088 shares, for itself and as nominee for AH IV-A, AH IV-B, AH IV-Q, except that AH Equity IV, the general partner of AH IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,619,088
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.4%[1]
12	TYPE OF REPORTING PERSON	PN

1 Based on 66,958,380 shares of the Issuer’s Common Stock outstanding as of December 31, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on January 11, 2022.

CUSIP NO. 00437E102	13 G	Page 3 of 12

1	NAME OF REPORTING PERSONS AH Equity Partners IV, L.L.C. (“AH Equity IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,619,088 shares, all of which are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q. AH Equity IV, the general partner of AH IV, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,619,088 shares, all of which are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B and AH IV-Q. AH Equity IV, the general partner of AH IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,619,088
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.4%[1]
12	TYPE OF REPORTING PERSON	OO

1 Based on 66,958,380 shares of the Issuer’s Common Stock outstanding as of December 31, 2021 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on January 11, 2022.

CUSIP NO. 00437E102	13 G	Page 4 of 12

1	NAME OF REPORTING PERSONS AH Parallel Fund IV, L.P. (“AH Parallel IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,779,620 shares, for itself and as nominee for AH Parallel Fund IV-A, L.P. (“AH Parallel IV-A”), AH Parallel Fund IV-B, L.P. (“AH Parallel IV-B”), and AH Parallel Fund IV-Q, L.P. (“AH Parallel IV-Q”), except that AH Equity Partners IV (Parallel), L.L.C. (“AH Equity Parallel IV”), the general partner of AH Parallel IV, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,779,620 shares, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, except that AH Equity Parallel IV, the general partner of AH Parallel IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,779,620
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.6%[1]
12	TYPE OF REPORTING PERSON	PN

1 Based on 66,958,380 shares of the Issuer’s Common Stock outstanding as of December 31, 2021 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on January 11, 2022.

CUSIP NO. 00437E102	13 G	Page 5 of 12

1	NAME OF REPORTING PERSONS AH Equity Partners IV (Parallel), L.L.C. (“AH Equity Parallel IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,779,620 shares, all of which are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q. AH Equity Parallel IV, the general partner of AH Parallel IV, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,779,620 shares, all of which are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q. AH Equity Parallel IV, the general partner of AH Parallel IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,779,620
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.6%[1]
12	TYPE OF REPORTING PERSON	OO

1 Based on 66,958,380 shares of the Issuer’s Common Stock outstanding as of December 31, 2021 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on January 11, 2022.

CUSIP NO. 00437E102	13 G	Page 6 of 12

1	NAME OF REPORTING PERSONS Marc Andreessen (“Andreessen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		5,398,708 shares, of which (a) 1,619,088 are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, and (b) 3,779,620 are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q. Andreessen is (i) a managing member of AH Equity IV, the general partner of AH IV, and (ii) a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		5,398,708 shares, of which (a) 1,619,088 are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, and (b) 3,779,620 are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q. Andreessen is (i) a managing member of AH Equity IV, the general partner of AH IV, and (ii) a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,398,708
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.1%[1]
12	TYPE OF REPORTING PERSON	IN

1 Based on 66,958,380 shares of the Issuer’s Common Stock outstanding as of December 31, 2021 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on January 11, 2022.

CUSIP NO. 00437E102	13 G	Page 7 of 12

1	NAME OF REPORTING PERSONS Benjamin Horowitz (“Horowitz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		5,398,708 shares, of which (a) 1,619,088 are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, and (b) 3,779,620 are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q. Horowitz is (i) a managing member of AH Equity IV, the general partner of AH IV, and (ii) a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		5,398,708 shares, of which (a) 1,619,088 are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, AH IV-Q, and (b) 3,779,620 are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q. Horowitz is (i) a managing member of AH Equity IV, the general partner of AH IV, and (ii) a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,398,708
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.1%[1]
12	TYPE OF REPORTING PERSON	IN

1 Based on 66,958,380 shares of the Issuer’s Common Stock outstanding as of December 31, 2021 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on January 11, 2022.

CUSIP NO. 00437E102	13 G	Page 8 of 12

ITEM 1(A).	NAME OF ISSUER

Accolade, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1201 Third Avenue, Suite 1700

Seattle, Washington 98101

ITEM 1(A).	NAME OF PERSONS FILING

This Amendment No. 1 to Schedule 13G is filed by Andreessen Horowitz Fund IV, L.P., a Delaware limited partnership (“AH IV”), AH Equity Partners IV, L.L.C., a Delaware limited liability company (“AH Equity IV”), AH Parallel Fund IV, L.P., a Delaware limited partnership (“AH Parallel IV”), AH Equity Partners IV (Parallel), L.L.C., a Delaware limited liability company (“AH Equity Parallel IV”), Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to herein as the “Reporting Persons.”

AH Equity IV is the general partner of AH IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH IV for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P. (“AH IV-A”), Andreessen Horowitz Fund IV-B, L.P. (“AH IV-B”), and Andreessen Horowitz Fund IV-Q, L.P. (“AH IV-Q”). Andreessen and Horowitz are managing members of AH Equity IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH IV for itself and as nominee.

AH Equity Parallel IV is the general partner of AH Parallel IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee for AH Parallel Fund IV-A, L.P. (“AH Parallel IV-A”), AH Parallel Fund IV-B, L.P. (“AH Parallel IV-B”), and AH Parallel Fund IV-Q, L.P. (“AH Parallel IV-Q”). Andreessen and Horowitz are managing members of AH Equity Parallel IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee.

Only those items in the previously filed Schedule 13G as to which there has been a change are included in this Amendment No. 1.

CUSIP NO. 00437E102	13 G	Page 9 of 12

ITEM 4.	OWNERSHIP

The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 31, 2021.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of each of AH IV and AH Parallel IV and the limited liability company agreements of each of AH Equity IV and AH Equity Parallel IV, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or a member, as the case may be.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 00437E102	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Andreessen Horowitz Fund IV, L.P.
for itself and as nominee for
Andreessen Horowitz Fund IV-A, L.P
Andreessen Horowitz Fund IV-B, L.P
Andreessen Horowitz Fund IV-Q, L.P

By: AH Equity Partners IV, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Parallel Fund IV, L.P.
for itself and as nominee for
AH Parallel Fund IV-A, L.P
AH Parallel Fund IV-B, L.P
AH Parallel Fund IV-Q, L.P

By: AH Equity Partners IV (Parallel), L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV (Parallel), L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the Securities and Exchange Commission.

CUSIP NO. 00437E102	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 00437E102	13 G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Accolade, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.